UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

October 30, 2009

To whom it may concern:

Company Name:	Mizuho Securities, Co., Ltd.
Representative:	Keisuke Yokoo, President & CEO
Head Office:	1-5-1 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8606 (First Section of Tokyo Stock Exchange, First Section of Osaka Securities Exchange, First Section of Nagoya Stock Exchange)
Contact:	Corporate Communications Department
(TEL. 03-5208-2030)

Variance in Earnings Results for the Six Months Ended September 30, 2009

Compared to the Same Period Last Year

Mizuho Securities Co., Ltd. hereby announces variance in its earnings results for the six months ended September 30, 2009 (April 1, 2009 to September 30, 2009) compared to the same period last year (April 1, 2008 to September 30, 2008).

1. Variance in Earnings Results

Consolidated

	(millions of yen)

	Operating Revenues	Operating Income/(Losses)	Ordinary Income	Net Income
Six months ended September 30, 2009 (A)	175,698	37,745	39,012	135,711
Six months ended September 30, 2008 (B)	63,400	(994)	221	56
Variance (C) = (A) - (B)	112,297	38,740	38,790	135,654
Variance (%) (C) / (B)	177.1%	—	—	—

Notes:

1.	Amounts less than one million yen are rounded down

2.	The results for the six months ended September 30, 2008 are the results of the former Shinko Securities Co., Ltd.

2. Major Factors of Variance

Mizuho Securities was formed on May 7, 2009 through the merger of the former Mizuho Securities and the former Shinko Securities. During the six months ended September 30, 2009, the Japanese stock market started to rebound from the early spring’s decline in stock markets around the world. In line with the markets’ steady rise, commissions and fee income increased in areas such as underwriting commissions on equity and bonds, distribution commissions on investment trusts, and commissions related to investment banking businesses. Increase in gains from bond trading also contributed to the large increase in Operating and Ordinary Income on a year-on-year basis. In addition to the above, mainly due to a gain on negative goodwill associated with the merger, which is recognized fully as an extraordinary profit, Net Income significantly increased.